PAGAYA

Pagaya Names Evangelos Perros as Chief Financial Officer

Interim CFO, Evangelos Perros, has been formally appointed the Company's CFO

New York, NY – February 20, 2024 – Pagaya Technologies Ltd. (NASDAQ: PGY) ("Pagaya", the "Company" or "we"), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced that Evangelos Perros has been named as the Company's Chief Financial Officer ("CFO"), effective immediately.

Perros, who has served as the Company's Interim CFO since November 2023, was previously the company's Deputy CFO and Head of Strategic Finance since joining Pagaya in 2021. As both Deputy CFO and then Interim CFO, he has led the finance organization, including the Investor Relations, Corporate Development and Strategy functions. Most recently, Perros led the execution of a $280 million BlackRock-led credit facility to continue to support the Company's growth.

"I am thrilled to confirm Evangelos' appointment as our next CFO," said Gal Krubiner, co-founder and CEO of Pagaya Technologies. "After an extensive recruitment process that involved evaluating external candidates, it was evident that Evangelos' expertise, intricate understanding of our business, and exemplary performance over his tenure at Pagaya, most recently as Interim CFO, make him the ideal choice. The Board and I are fully confident in his ability to build upon our strong foundation as Pagaya continues executing on its strategic objectives to support its momentum in 2024."

With over 25 years of industry experience, Perros has held leadership roles across a number of top-tier financial institutions. Prior to joining the Company, Perros served as Managing Director and Head of Business Planning & Analysis at Apollo Global Management and held a number of leadership roles at JPMorgan Chase & Co, as Managing Director and Head of COO Financial Analytics & Strategic Expense Management, and as an Investment Banker in the Mergers & Acquisitions Group. Perros earned his undergraduate degree at the University of Piraeus and his MBA from Yale University.

"It is a privilege to become the CFO of Pagaya at such an exciting point in the company's evolution," Perros said. "I'm looking forward to driving our financial and capital strategy and to continuing to partner with Gal and our leadership team to execute on Pagaya's strategic vision."

Pagaya will announce its fourth quarter 2023 earnings tomorrow, February 21, 2024 at 8�30 a.m. ET. About Pagaya Technologies Pagaya �NASDAQ� PGY� is a global technology company making life-changing financial products and services available to more people nationwide, as it reshapes the financial services ecosystem. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate products for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com. Investors & Analysts ir@pagaya.com Media & Press press@pagaya.com 0